Filed by Interchange Financial Services Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                      of the Securities and Exchange Act of 1934

                                           Subject Company:  Bridge View Bancorp
                                                   Commission File no. 001-12165



     This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Interchange Financial Services Corporation and Bridge View Bank Corp, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger. Statements with respect to Interchang's and Bridge View's plans, objectives, expectations and intentions, and other statements that are not historical facts, and other statements identified by words such as believes, expects, anticipates, estimates, intends, plans, targets, projects, and similar expressions. These statements are based upon the current beliefs and expectations of Interchange's and Bridge View's management, and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:


1. The risk that the businesses of Interchange and Bridge View will not be integrated successfully, or such integration may be more difficult, time consuming or costly than expected. 2. Expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe. 3. Revenues following the merger may be lower than expected.
4. Deposit attrition, operating costs, customer loss and business disruption following the merger, including without limitation, difficulties in maintaining relationships with employees may be greater than expected. 5. The ability to obtain approvals of the merger on the proposed terms and schedule. 6. The failure of Interchange's and Bridge View's stockholders to approve the transaction. 7. Competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third party relationships in revenues. 8. The strength of the United States' economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses. 9. Changes in the U.S. and foreign legal and regulatory framework. 10. Adverse conditions in the stock market, the public debt market, and other capital markets, including changes in interest rate conditions and the impact of such conditions on the combined company's capital markets and asset management activities.

     Additional factors that could cause Interchange's and Bridge View's results to differ materially from those described in the forward-looking statements can be found in Interchange's and Bridge View's reports, such as annual reports on Form 10K, quarterly reports on Form 10Q, and current reports on Form 8K, filed with the Securities and Exchange Commission and available in the SEC's internet site, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Interchange or Bridge View, or any person acting on their behalf, are expressly qualified in their entirety by the cautionary statements above. Interchange and Bridge View do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to Interchange's and Bridge View's stockholders for their consideration, and Interchange and Bridge View will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Interchange and Bridge View at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Interchange Financial Services Corporation, Corporate Secretary, Park 80 West, Plaza II, Saddle Brook, New Jersey 07663 (201-703-2265), or to Bridge View Bancorp, Corporate Secretary, 457 Sylvan Avenue, Englewood Cliffs, New Jersey 07632 (201-871-7800).

     Interchange and Bridge View, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Interchange and Bridge View in connection with the merger. Information about the directors and executive officers of Interchange and their ownership of Interchange common stock is set forth in the proxy statement, dated March 28, 2002, for Interchange's 2002 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Bridge View and their ownership of Bridge View common stock is set forth in the proxy statement, dated April 18, 2002, for Bridge View's 2002 annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

     This filing pursuant to Rule 425, originally filed on November 20, 2002, is being resubmitted to include certain legends inadvertently omitted from the original Rule 425 filing. The text of the transcript has not been altered.

     The following is a transcript of the audio webcast held on November 19, 2002 by Interchange Financial Services Corporation.

                   INTERCHANGE FINANCIAL SERVICES CORPORATION

               HOSTS:  Anthony S. Abbate
                       Anthony J. Labozzetta

               DATE:   November 19, 2002

               TIME:   2:00 p.m. EST


     Operator: Good afternoon and welcome, ladies and gentlemen, to the Interchange Financial Services and Bridge View Bank Corp announcement plans to merge. At this time, I would like to inform you that all participants are in a listen only mode. At the request of the company, we will open the conference up for questions and answers after the presentation. At the request of management, I'll be reading the following statement.

     This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Interchange Financial Services Corporation and Bridge View Bank Corp, including future financial and operating results, cost savings, enhanced revenues and accretion to reported earnings that may be realized from the merger. Statements with respect to Interchange's and Bridge View's plans, objectives, expectations and intentions, and other statements that are not historical facts, and other statements identified by words such as believes, expects, anticipates, estimates, intends, plans, targets, projects, and similar expressions. These statements are based upon the current beliefs and expectations of Interchang's and Bridge View's management, and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:


1. The risk that the businesses of Interchange and Bridge View will not be integrated successfully, or such integration may be more difficult, time consuming or costly than expected. 2. Expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected timeframe. 3. Revenues following the merger may be lower than expected. 4. Deposit attrition, operating costs, customer loss and business disruption following the merger, including without limitation, difficulties in maintaining relationships with employees may be greater than expected. 5. The ability to obtain approvals of the merger on the proposed terms and schedule.
6. The failure of Interchange's and Bridge View's stockholders to approve the transaction. 7. Competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third party relationships in revenues. 8. The strength of the United States' economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses. 9. Changes in the U.S. and foreign legal and regulatory framework. 10. Adverse conditions in the stock market, the public debt market, and other capital markets, including changes in interest rate conditions and the impact of such conditions on the combined company's capital markets and asset management activities.

     Additional factors that could cause Interchange's and Bridge View's results to differ materially from those described in the forward-looking statements can be found in Interchange's and Bridge View's reports, such as annual reports on Form 10K, quarterly reports on Form 10Q, and current reports on Form 8K, filed with the Securities and Exchange Commission and available in the SEC's internet site, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Interchange or Bridge View, or any person acting on their behalf, are expressly qualified in their entirety by the cautionary statements above. Interchange and Bridge View do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     I'll now turn the conference over to Mr. Anthony S. Abbate, President and CEO; and Mr. Anthony Labozzetta, Executive Vice President and CFO. Please go ahead gentlemen.

     Anthony Abbate: Thank you. I am Anthony Abbate, President and Chief Executive Officer of Interchange Financial, and I'm going to ask Anthony Labozzetta, our Chief Financial Officer, to lead off by summarizing the acquisition of Bridge View Bank Corp by Interchange Financial Services Corporation.

     Anthony Labozzetta: Thank you, Tony. Good afternoon, everyone. I'd like to briefly summarize the transaction and then pass it back to Mr. Abbate to go over the strategic objective of this merger, so that we can possibly answer all questions that may arise. Briefly, I'll start on page four of your presentation. The transaction, as you're all aware of, is the acquisition of Bridge View Bank by Interchange Financial Services; the transaction value is approximately $86.6 million. The value of this transaction can fluctuate based on the value of the Interchange Financial Services share price at the date of closing. The implied transaction price, which presumes a date of November 18, the closing price of $18 a share, equates to approximately $22.72 per share on a fully diluted basis. We used the treasury stock method to account for the options in that scenario.

     The stock component to shareholders is fixed at 2.9 million shares. The cash component is also fixed at $33.5 million. The consideration mix is approximately 60/40 and any elections that are made, over or under subscriptions I should say, will be prorated at the closing date. But there's a walk-away to this transaction, which includes a 20% absolute price decline of Interchange Financial shares, and a 20% decline in an index. It also includes a single walk-away provision of a 30% absolute decline in Interchange Financial Service's stock price. A provision will be made to backfill to that 30% decline. The accounting treatment for this transaction is purchase accounting, and we expect that the core deposit premium will be amortized over a seven-year period.

     We expect to gain some synergies in this transaction. We estimate conservatively, that we will achieve a $1.8 million in cost saves on an annualized basis. This is approximately 20% of Bridge View Bank's total G&A expenses. Again, we've run scenarios where we believe that we could actually achieve more than the 20%, however, to be conservative in our analysis of these figures, we used 20%. The restructuring charge, as part of this transaction, is expected to be about $1.9 million after tax, which is $2.9 million before tax. On some other issues relative to board of director seats, we expect that three of the Bridge View board of directors will hold seats at our holding company board, and that six members will have directorships at the bank's board.

     As part of the transaction, I wanted to state again that both companies conducted extensive due diligence on both sides which included the file reviews, a review of the investment portfolio, regulatory filings, compliance matters and the like. This transaction will require approvals from the federal regulators as well as the shareholders of both companies. The shareholders for Bridge View Bank must approve the merger; the shareholders of Interchange Financial Services will only be required to approve the issuance of the shares. We expect that the transaction will close some time in April of 2003.

     On page six, we summarized the deal value. The deal value, based again on a stock price of $18 per share, amounts to $86.6 million. If you look at that on a 12-month trailing earnings, it equates to approximately 21 times that earning stream. Looking at it to the 2003 earnings stream, it equates to about 17.2 times.

     I'd like to stop here for a moment and expand on this. If you look at Bridge View's last 12 months earnings relative to its prior experience, you'll come to find that the earnings got depressed somewhat by the fact that they put on four new branches and expanded their branch almost by 50%. Given that, these branches in the last 12 months have not ramped up a significant point, and again depressed earnings somewhat. So if you look at that, you have to bear that point in mind as you look at that multiple for the trailing 12-month earnings.

     Relative to the 2003 numbers, we have conservatively estimated Bridge View's expected 2003 numbers based on our evaluation of their forecast and budgets. We feel comfortable that that number is conservative and represents
17.2 times earnings. However, we do expect that as the branches of Bridge View Bank begin to leverage up and that earnings stream goes back to a more normalized basis, or historically what Bridge View Bank has been accomplishing, that the growth rates will again increase nicely and it will show good earnings performance in 2004. Moving on, price to tangible book, it's about three times. The deposit premium that's created is about 23.8, and the premium over market is 13.7%.

     I'd like to turn it back to Mr. Abbate to cover some strategic rationale for doing this transaction. Tony.

     A. Abbate: This acquisition fits nicely into our strategic vision. It expands our basic business banking strategy, and the merger will enhance our long term business plan by expanding our small and middle market business operations and will further enhance our ability to generate low cost core deposits. This is truly a strategic alliance because it combines two high performing commercial banks.

     Interchange, as of September 30, has return on assets of 1.43% and a return on equity of 17.49. In spite of the massive expansion of Bridge View in '02, you'll notice that their return on assets is 1.51%, while equity dropped to 13.68%. However if you look at the September 30 '01 results, this company had a return on assets of 1.98% and a return on equity of 18.07%.

     What is synergistic is that we have similar business models and cultures, both companies concentrate on small business and commercial loans, we work on acquiring low cost core deposits, and practice relationship banking. The combination creates a stronger competitor, with a platform that can deliver products and services with better execution than larger banks. We believe that this has moderate execution risk. We see the ability to realize the cost savings as forecasted.

     While Bridge View's customer and market profiles are similar to Interchange's, they present a stable deposit base, which compliments our deposit strategy, and it expands and strengthens our position in affluent Bergen County New Jersey. More importantly, it gives us entry into eastern Bergen County where there's a high concentration of business. In fact, where Bridge View's main office is located in Englewood Cliffs, it's known as the trillion-dollar mile because of the value of the commercial real estate and the number of Fortune 500 companies that are domiciled there.

     Further, the corridor from the bridge down to North Bergen is known as the gold coast for the amount of spendable income that's generated by the population there. As a result it leads to the potential that we could tap into a market share of $5 billion.

     Going on, let's take a look at Bergen County's market data. Bergen County is adjacent to New York City, it contains 33,000 businesses with over 330,000 households, and the median household income is $65,000 and is ranked sixth in New Jersey and 31st in the United States. The median price of a house in Bergen County is $351,000, the sixth most expensive housing market in the United States. It's a highly banked area with a population per bank branch of 2,000 with the New Jersey average being 2,800.

     I'd like to call your attention to the map that we have of the new footprint based upon our anticipated consolidation and our expansion into eastern Bergen County. IFSC's assets will increase 30% and the branch network will increase by 61%. Six of the eleven Bridge View branches opened during the last three years, and four were opened in 2002, which creates enormous potential in the market place with the average income and the relative degree of affluence of the population in the county. It will move our deposit market share position from 12th to 6th in Bergen County.

     If you look at the data which is contained on page 13, as of June 30 2001 there is no current data available. It will move us into sixth position and put us only behind the largest banks, not only in northern New Jersey, but in the greater metropolitan area. So we think that this is a significant move on our part.

     The end result is that we are creating a stronger competitor. As of September 30 the pro forma company would look like this, with assets of $1.2 billion, gross loans of $801 million, deposits of $1 billion, equity of $131.2 million. 2003 projected net income was 20% of synergies at $17 million, with a market capitalization of $229.7 million. With that I'd like to turn this back to Tony Labozzetta, our CFO, to discuss the pro forma financials with you.

     A. Labozzetta: Thank you, Tony. I'd like to begin on page 16. One of the things that I'd like to point out as you look at the pro forma combined companies is that Bridge View looks a lot like Interchange. As one of the things that I pointed out in many presentations for people that have followed our webcasts in the past, is that we as a company have a strategic objective to be more of a business bank. You've heard us say that part of our mission was to change the mix from consumer to commercial, upward of 70%. One of the things I wanted to point out that you can see that Bridge View is nearly there. They're at 69.8% as you can see on the bottom line, of commercial assets to total loans. This is one of the important strategies for us, to continue to focus on this business banking.

     Moving on to the next page, one of the things that also complements Bridge View to Interchange is their deposit mix. They have a very stable low cost deposit base. As you can see, that nearly 79%, or I should say 81%, of their deposit base, is housed in non-interest bearing demand, and now money markets and savings accounts. Similar to us, they do not rely on CD's as a funding source, and as you can see, it only represented 20% of their deposit base.

     We again see an enormous opportunity to expand our products and services into this deposit base and see growth. Unlike some mergers that you might have seen in the past and that we have also experienced in the past, we do't expect to see a deposit runoff of any magnitude. In fact, we clearly expect to see deposit expansion with regard to the Bridge View acquisitions.

     On page 18 just a little summary of the financial impacts. As this transaction is structured, we estimate that it would be one penny, or 1% accretive to get the EPS and 7% accretive to cash EPS in 2003. One of the things that I'd like to point out is 2003 will be a stub period, because we expect the transaction to close in April. So this again is only accounting for eight months of the transaction. Looking forward to our projections for 2004, we expect that accretion to clearly ramp up. As you can see, we expect it to go up 7 cents a share, or about 5% on a GAAP basis, and a large 13% accretion on a cash EPS basis for 2004.

     The annual cost saves are estimated again at $1.8 million, which we believe are low, and which we believe are very achievable. We expect to realize about 60% of those cost saves in 2003, again because it is a short year, and 100% to be realized in 2004. We did not consider any revenue enhancements in coming up with the figures that I've presented, but we have identified other opportunities to take advantage of revenue enhancements. Again we believe this is an efficient use of our capital and we projected an ROI on the investment of that capital to be in excess of 20%.

     On the next page we've just laid out some more detail to the figures that I've just provided. I won't go into detail on these figures since I've already presented them, but it's here for your information. Lastly on page 20, the pro forma financial conditions of the company, as we pointed out, we will have about $1.2 billion in assets, our loans will be about $800 million, a loan loss reserve of about 8.3. Intangible assets would be about $64 million. We expect that the CDI will be in the range of about $11 million, with the difference being in goodwill. The deposits will be about $1 billion. Our capital will be about $131 million.

     Our equity to assets will be about 11.38%; the tangible equity to assets will amount to 5.82%. On a non-performing, on the asset quality basis, our non-performing to loans plus REO will be 50 basis points. Loan loss allowance to non-performing loans will be 226.18%; a loan loss allowance to loans weekly to 1.04%. I'd like to turn it back to Mr. Abbate to summarize the transaction before we open it up for questions.

     A. Abbate: In summary, this transaction enhances short and long term shareholder value. It expands and strengthens our position in affluent Bergen County New Jersey. It is accretive to GAAP and cash EPS. Both companies possess similar cultures and community banking models. We have complimentary business lines, products and services. We consider this to be a moderate execution risk and an effective use of capital. The end result is that it creates a larger platform to take advantage of potential market expansion into adjacent counties. With that we'd be prepared to take any questions that you would like to ask.

     Operator: Thank you. The question and answer session will begin at this time. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press star, one, on your pushbutton telephone. If you wish to withdraw your question, please press star, two. Your question will be taken in the order it is received. Please stand by for your first question gentlemen. Our first question comes from Peyton Green from FTN Financial Securities; please state your question.

     Peyton Green: Hi, good afternoon. Looking at Bridge View's third quarter numbers, Tony if you could walk through how you're going to get to the implied, I guess, $5.1 million or so that they have to earn in 2003 to make the pro forma work. They appear to be asset sensitive. It's hard to imagine that their interest bearing liabilities can go down much. What does this most recent fed move do to them, and also what does it do to you?

     A. Labozzetta: There was a series of questions in the question. I'll try to get back, Peyton if I miss any, please ask it again. In terms of what the fed move has done to us, it has little impact. Clearly, we still had some wiggle room in terms of what we can do on the deposit side of the balance sheet. The only question that comes up now is, what is the fed going to do going forward. I don't know how many more downward moves we can stand, but clearly we're not positioning the banks for any further decline in rates. In fact we're trying to position the bank for protection if rates go the other way.

     With regards to Bridge View, they are a little bit more asset sensitive. When you fold them on top of our interest rate risk profile, it kind of balances it out a little because they're a little more asset sensitive than we are, and as you know, we're a little bit more liability sensitive. So we clearly expect that to be balanced out.

     In terms of their earnings for 2003, I think I'm catching all the questions, approximately $5 million is the figure that we used for 2003, we based that conservatively off of what we see. Just in fact if I could step back a moment, we did increase their cost of funds in our projection. We had a conservative growth in their loan portfolio; we left a big number in fed funds. So what we believe, as these branches ramp up and they can achieve the loan demand that they're seeing, the rest is math. We cut it down and we went from there.

     P. Green: OK, so, I mean, just to catch up a little bit, so they have to have pretty significant balance sheet growth in 2003?

     A. Labozzetta: We actually used projections that were lower than what they had in the prior year in terms of loan growth alone.

     P. Green: OK, I was just looking at it because the third quarter seemed to be the worst combination of events, in that the margin pressure was significant and how they loaded the branches on.

     A. Labozzetta: Right, but if you look at the nine-month period, they grew from $237, and I'm using estimates here. That could be--in 2001, [crosstalk], 2001 to approximately 272 - 273 million dollars. So they had a pretty healthy growth for the nine months. I think it amounted to, what is the growth for nine months--I could figure it out and get back on that. But it was a good size.

     P. Green: I was just wondering, because I mean they had margin pressure in the last two or three quarters and I was just wondering if they were going to have more margin pressure.

     A. Labozzetta: I think the further rate cuts don't help them as much as they would help us, because of the fact that, you know, they do have more asset sensitivity than we do and their deposit pricing is about as low as it's going to get, you know, in terms of anything considerable.

     P. Green: OK, thank you.

     A. Labozzetta: Thank you Peyton.

     Operator: Thank you. Our next question comes from Paul Glazer, from Glazer Capital Management. Please state your question.

     Paul Glazer: Yes, I was just trying to figure out, technically, the consideration per share the Bridge View shareholders are going to be getting. From what I could piece together, there's going to be some target value that a Bridge View shareholder is going to get and that target value is based on a certain amount of cash and a multiple of that average share price of Interchange added together. And then at the end, based on your election, in the pro-ration, you'll get cash and/or shares depending on your election, pro-rations that are equal to that target value. Now can you fill in the blanks and help me understand what the valuation is going to be?

     A. Labozzetta: Yes. Actually, that 20 day valuation is only established there for sort of coming up with the total value before the date of close. In terms of what a Bridge View bank--.

     P. Glazer: So, what is the total--what's that-- [crosstalk].

     A. Labozzetta: Let me take it through a different way so I think, it becomes a little more clear. It's a fixed pool of consideration. What that means is that there's $33 million, and I'm rounding, $33.5 million in cash, 2.9 million shares out there, that are total consideration.

     In terms of the cash component, that will not change. In terms of the number of shares that are going to be issued as part of this transaction, that also will not change. The only thing that will change there is that the price of the shares that will be issued can fluctuate between now and closing. But obviously, if you do the math, if the price of Interchange Financial is higher than at the point we established this, the deal consideration increases the total value of that consideration, where a share of Interchange Financial is worth less, then obviously the total deal consideration will again, decline.

     But it's a fixed pool. So, a Bridge View shareholder should know exactly what they're getting. It's just a matter of the value of that consideration.

     A. Abbate: We didn't answer your question, I assume?

     P. Glazer: No, not at all.

     A. Labozzetta: OK, say it again, then. Maybe I didn't understand it.

     P. Glazer: So, what is the value of the consideration?

     A. Abbate: What is the value per share?

     P. Glazer: Yeah, what is the value per share?

     A. Labozzetta: OK. If you look at it today, at an $18 value, if Interchange Financial Services share price is $18, your value, if we were closing the deal today, it would equate to $22.72.

     P. Glazer: Now, how did you figure that out? Can you tell us the formula?

     A. Labozzetta: Sure. If you take the number of shares that w're granting, the value of those shares, plus the value of, obviously, the cash, and you divide that over the fully diluted shares of Bridge View Bank, which includes the common stock shares outstanding plus the options on the Treasury Stock method.

     P. Glazer: What is that number?

     A. Labozzetta: The options that are granted, I believe, are 594 thousand, with a weighted average strike price of about $12.47. So if you use the Treasury Stock method, effectively you only consider in the money portion of those options.

     P. Glazer: OK, so what is that denominator?

     A. Labozzetta: About 3.8 million shares.

     P. Glazer: OK. OK.

     Operator: Does that answer your question sir?

     P. Glazer: Yeah, thanks for your help.

     Operator: Thank you. Our next question comes from Jed Gore, from Sunova Capital. Please state your question.

     Jed  Gore:  Hi,  thanks,  congratulations.   Actually  my  question's  been
answered. Thank you.

     Operator: Thank you. Our next question comes from Tony Reiner, from the Clinton Group. Please state your question.

     Tony Reiner: Hi, as I try to check everybody's math on the actual share consideration, excuse me, but I think that makes sense. As far as the walk away provisions, firstly, and I assume it will all just be in the filing, but the index that's included in the first walk away is what?

     A. Labozzetta: It's a grouping of about 20 banks on a weighted basis, based on market cap.

     T. Reiner: On a weighted basis, OK. And the second, is this a 20% and 30% decline, respectively, from today, from yesterday from the beginning of the average incurred under what timeframe?

     A. Labozzetta: It's at the time that we entered into this exchange ratio, which the price would've been about $17.05. So, we're looking at triggers from that point. And just to clarify it, I don't know if it was said specifically, the first trigger is a double trigger, which is at 20%/20%.

     T. Reiner: Yeah you did say that and I got that, thank you.

     A. Labozzetta: And the second one is an absolute 30% decline.

     T. Reiner: Where do you get [unintelligible] the $17.05 from?

     A. Labozzetta: That was at the time we established our exchange ratio, and that was the price at that time.

     T. Reiner: OK, so--$17.05, because, I don't see the Interchange stock price being at that level?

     A. Labozzetta: No, it's not as of today. It was at an earlier point in time when we entered into negotiations for that exchange ratio.

     T. Reiner: OK, which looks approximately like October 21st.

     A. Labozzetta: That's correct.

     T. Reiner: OK. OK, so 20% from there, I got you. So, how come we're finally announcing this today? And, if you could answer that, just--.

     A. Labozzetta: Well, we had to go through the due diligence process and then we had to enter into aggressing on a definitive agreement, which was, [crosstalk] process.

     T. Reiner: OK. And so, is due diligence now completed?

     A. Labozzetta: Due diligence is complete. The definitive agreement has been signed and now we're proceeding to the stages of doing the filings.

     T. Reiner: OK. And as far as the decline from the walk away, is there any sort of top up, or any sort of, you know--

     A. Abbate: A backfill provision?

     T. Reiner: Yeah.

     A. Abbate: Yes, there is, on both sides. We can fill back to the trigger points.

     T. Reiner: Back to the trigger points. OK, I appreciate it and thank you very much.

     Operator: Thank you. Our next question comes from Gerard Cassidy, from RBC Capital Markets. Please state your question.

     Gerard Cassidy: Hi guys. I have a question for you on slide 19. The cost savings of $1.8 million, is that pre-tax or after tax?

     A. Labozzetta: That's pre-tax.

     G. Cassidy: Pre-tax, OK. And then the second question, has Bridge View given you any guidance on where they see their net interest margin going? I think this deal will probably close around March or April, so by the end of the first quarter of next year, where do they expect their net interest margin to be, about?

     A. Labozzetta: Well, I guess, with all due respect, it's more where we see their net interest margin going and when we model. And, we saw their net interest margin going downward and I think we probably put a quarter pressure on it in coming up with the numbers for the year 2004.

     G. Cassidy: OK, so about to about 4.75 then?


     A. Abbate: It was from the year-end number. I think at the year-end they had 5.21, I think we had it just a little shy of five.

     G. Cassidy: OK, great. Thank you.

     Operator: Just a reminder, ladies and gentlemen, if you do have a question you may press star-one on your pushbutton telephones at this time.

     Thank you. Our next question comes from Steve Rayner, from ING. Please state your question.

     Steve Rayner: Good afternoon. Bridge View's credit quality looks to be pretty pristine in terms of the non-performers being zero. Can you comment on, basically, what's the general composition of their loan portfolio? What are their real specialties, and also, on the extent of due diligence that you were able to deal on it?

     A. Labozzetta: OK, yes. I can do that, thank you. Most of it is commercial real estate, with some commercial and industrial loans. That's very much in the way of consumer credit. Any consumer credits that they have are home equity lines of credit. We did a pretty thorough analysis of their portfolio, went through their files and overlaid our methodology that we employ for calculating the adequacy of the reserve for loan losses. We found that it was pretty much similar, with a very minor adjustment along the way. It's a basically very clean plain vanilla type of operation.

     S. Rayner: You know, in the charge that you're going to take, is there any contemplation of a credit portion of that charge, to build a reserve, anything like that?

     A. Labozzetta: No. That's really not in accordance with anything we can do under generally accepted accounting principles. But nevertheless, there is no component in the one-time merger charge to boost up the allowance for loan losses. We didn't find it necessary.

     S. Rayner: Can you give a little bit more color on their--just sort of the nature of their commercial real estate portfolio? I assume it's all probably in Bergen County, but you know, what types of--is there any sort of specialty there?

     A. Abbate: No, they're owner occupied, with personal guarantees. Basically, you're looking at 20 years and in some cases 25-year repayment terms. And, as I said, there's nothing too exotic there, thank goodness.

     S. Rayner: And how much of a look at that portfolio were you able to take?

     A. Labozzetta: We did almost 60% of the commercial portfolio on a top down, meaning on a risk, what we saw was a risk, the small pieces. We also looked at, I don't know if it was 20 or 25% of the consumer.

     S. Rayner: OK, right. And then just lastly, who were the advisors on the transaction, on both sides?

     A. Abbate: Keefe, Bruyette [sp] and Woods for Bridge View, and McConnell, Budd and Romano for Interchange.

     S. Rayner: Great, thank you.

     Operator: Thank you. Our next question comes from Richard Bader, from Advest. Please state your question.

     Richard Bader: Gentlemen, how do you propose funding the cash portion of the transaction? Thank you.

     A. Labozzetta: Well, as you know, with where the markets are out there and cash flow coming in, we just happen to be sitting flush with cash from excessive deposit growth. Clearly, we can use our own cash to fund the transaction. We haven't considered a trust preferred in this analysis, so to answer your question more succinctly, i's from cash. Next question?

     Operator: Thank you. Next question comes from John Reosti, from American Banker. Please state your question.

     John Reosti: I have two questions. You mentioned in the press release that Mr. Buzzetti is anticipated taking an executive position. Can you describe that a little bit? Have you determined that, or discussed the specifics of that? And, can you also say exactly when you will record the $1.9 million charge? Will it be in the first quarter of next year, or the second?

     A. Abbate: Well, in terms of Al Buzzetti, no we have't really fixed his specific responsibility. That is still in the discussion stages but we expect to identify his position, as we get closer to finalizing the deal.

     A. Labozzetta: And with respect to the one-time merger charge that coincides with the closing date, so it can either happen in the first quarter, if the closing takes place in the first quarter. If it doesn't take place until April of 2003, you'll see that charge in the second quarter.

     J. Reosti: OK, thank you very much.

     Operator: Thank you. Our next question comes again from Peyton Green.

     P. Green: I have just one follow up question on the CDI. What was the amount of the CDI? And are you doing it on a straight-line or accelerated basis?

     A. Abbate: Peyton, how are you again? The CDI is approximately $11 million. We have to--at this point, we're planning on using a straight-line unless we determine that an accelerated basis makes sense.

     P. Green: Great, thank you.

     Operator: Our next question comes again from Jed Gore.

     J. Gore: Yeah, hi. My question was just on what earnings run rate are you using to get your $3.4 million net income estimates for Bridge View next year? I get the sense, I mean, they earned $787 in the third quarter, net, and it looks like you're looking for about 8% growth. Does that make sense?


     A. Labozzetta: Are you talking about 2003?

     J. Gore: Yes I am, I'm sorry.

     A. Labozzetta: In 2003 we're expecting about $5 million. The $3 million is only for the eight-month period.

     J. Gore: Got you, so that implies what, a 12, 15% growth rate?

     A. Labozzetta: No, the growth rate from 2002 will be closer to 30. But again, I wanted to point out that the growth rate in 2002 was negative from the prior year because of the fact that they put on four branches. One of the things that we had to do when we looked at projecting their numbers is to temper the fact that they put on four branches, which were brand new. They did not come with deposits, so they're in the process of ramping up those branches. That overhead is already imbedded in their numbers. And, going forward, we're only going to see the leveraging up of those branches, which means deposits will come in. They're showing a nice pipeline in their loan production.

     So clearly we expect them to get back to their historical type growth rates. So, they're coming from a much lower point.

     J. Gore: Right. When were the branches opened?

     A. Labozzetta: I believe they were opened throughout the end of 2001, early 2002. 'm sorry; 2002, second quarter, and I think they opened on in the first quarter.

     J. Gore: OK, we should start seeing those cross into profitability sometime in the middle or the end of next year?

     A. Labozzetta: OK, well they had the cost to carry the transactions prior to opening the locations, because they had to renovate and set up operations. So, they were carrying this--I believe the end of 2001 and it really took a bite out of them in 2002.

     J. Gore: All right, great. Thank you very much.

     Operator: Our next question comes again from Tony Reiner.

     T. Reiner: Oh hi, one quick one. As far as the dividends for each company, how will it work, you know, as far as sort of coordination or payments, or anything?

     A. Labozzetta: The agreement calls for coordinating the dividends so that there is no double-dip from the Bridge View shareholder, if that is your question.

     T. Reiner: Yeah, pretty much, so, you know, they'll go on as regular and bring whatever, you know, quarter, if they happen to overlap, then they'll make you whole and figure out as far as whatever the approximate exchange rate is from?

     A. Labozzetta: Right, instead of making whole, I think we probably will put some provision that we'll time the issuance of the dividends so they more coincide. So, that way we don't have to get into making whole.

     T. Reiner: All right, OK, but you know, no double dip and then it will take care. OK, I got you, I appreciate it. Thanks so much.

     Operator: If there are no further questions, I will turn the conference back to Mr. Abbate to conclude.

     A. Abbate: Gentlemen, thank you very much for participating in the conference. We're very excited about this transaction. We think it's right for us and it certainly will enhance our footprint in Bergen County and put us in a dominant position in the marketplace within the county and in northern New Jersey. Thank you once again.

     Operator: Ladies and gentlemen, a rebroadcast of this call will be available approximately one hour from how. To access this rebroadcast you may dial 1 800 428 6051, or 973 709 2089, with a pass code ID number of 269236.
Thank you all for participating and have a nice day. All parties may now disconnect.


                             (conference concluded)